Ecopetrol Announces Its Results for the First Quarter of 2013

•	Ecopetrol S.A.’s net income for the first quarter of 2013 was COP$3,495.6 billion, equivalent to COP$85.02 per share.

•	In the first quarter of 2013, revenues were COP$14,771.8 billion, and EBITDA was COP$6,949.3 billion.

•	In the first quarter of 2013 the average production (Ecopetrol S.A. including interests in affiliates and subsidiaries) was 790.8 mboed[1], an increase of 6% compared to the average production in the first quarter of 2012.

BOGOTA, May 3, 2013. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the first quarter of 2013, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Some figures in this release are presented in U.S. dollars (US$) where indicated. The exhibits in this release have been rounded to one digit. Figures presented in COP$ billion are equivalent to COP$1 thousand million. Some 2012 figures have been reclassified to be comparable to those of 2013.

Ecopetrol S.A. Financial Results

Unconsolidated
(COP$ Billion)	1Q 2013 *	4Q 2012	Var. %	1Q 2012	Var. % **
Total sales	14,771.8	15,054.4	(1.9)%	15,445.3	(4.4)%
Operating profit	5,667.9	5,507.9	2.9%	6,818.7	(16.9)%
Net Income	3,495.6	3,706.8	(5.7)%	4,343.1	(19.5)%
Earnings per share (COP$)	85.02	90.15	(5.7)%	105.63	(19.5)%
EBITDA	6,949.3	6,081.5	14.3%	8,036.6	(13.5)%
EBITDA Margin	47%	40%		52%

Consolidated
(COP$ Billion)	1Q 2013 *	4Q 2012	Var. %	1Q 2012	Var. % **
Total sales	16,745.6	17,758.2	(5.7)%	18,028.0	(7.1)%
Operating profit	6,103.2	5,414.6	12.7%	7,366.1	(17.1)%
Net Income	3,411.6	3,620.8	(5.8)%	4,274.0	(20.2)%
Earnings per share (COP$)
EBITDA	7,378.6	6,055.5	21.8%	8,734.0	(15.5)%
EBITDA Margin	44%	34%		48%

* Not audited, for illustration purposes only

** Between 1Q 2013 and 1Q 2012

Some figures of 2012 were reclassified to be comparable with 2013

1 Thousands of barrels of oil equivalent per day

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In the opinion of Ecopetrol S.A.’s CEO Javier Gutierrez:

“Among our highlights for the first quarter of 2013 was the growth in production of 6%, which set a new record of almost 791 thousand barrels of oil equivalent per day, driven by the largest fields.

In exploration, we had three discoveries in Colombia, two through Ecopetrol and one through our subsidiary Hocol. We also placed competitive bids for 6 blocks of the Lease Sale 227 round in the United States, strengthening our exploratory portfolio in the Gulf of Mexico (U.S.).

In transport, we successfully completed the transfer of hydrocarbon transport and logistics assets to our affiliate Cenit, which commenced operations under the new business model on April 1, 2013. Additionally there was a significant progress in the construction of the Bicentenario pipeline.

Our operation continues having favorable HSE (health, safety and environment) standards, maintaining the trend of recent years.

As for our financial results, our margins and returns remain competitive despite the lower crude prices which were partially offset by higher production and sales volumes.

Also, the credit rating agency Fitch upgraded our company’s risk outlook from stable to positive.

Finally, on March 21 we held our Shareholder General Meeting which approved a dividend of COP$291 per share (ordinary dividend of COP$255 and an extraordinary dividend of COP$36) to be paid out in one installment to the minority shareholders starting April 15, 2013.

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Ecopetrol Presents Its Results for the First Quarter of 2013

Table of Contents

I. Financial Results		4

a.	Availability of crude and products	4

b.	Sales volume	5

c.	Crude and product prices	7

d.	Financial Results	8

e.	Segment Results	11

f.	Cash Flow	12

g.	Balance Sheet	13

h.	Risk rating	13

i.	Financing	14

II. Consolidated Financial Results		15

III. Operating Results		17

a.	Investment plan	17

b.	Exploration	17

c.	Production	19

d.	Refining	20

e.	Transportation	22

f.	Biofuels	23

IV. Organizational Consolidation and Corporate Governance		24

a.	Organizational consolidation	24

b.	Corporate governance	24

V. Conference Calls		25

VI. Additional Exhibits		26

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I. Financial Results

a.	Availability of crude and products

The availability of Ecopetrol S.A. crude, gas, and products are the following:

Ecopetrol S.A. (unconsolidated)

Gross oil and gas production
(MBOED)	1Q 2013	1Q 2012	∆ (%)
Crude Oil	620.1	579.1	7.1%
Natural Gas	124.4	108.4	14.8%
Total	744.5	687.5	8.3%

(-) Royalties
(MBOED)	1Q 2013	1Q 2012	∆ (%)
Crude Oil	95.8	85.7	11.8%
Natural Gas	21.7	21.1	2.8%
Total	117.5	106.8	10.0%

(=) Net oil and gas production
(MBOED)	1Q 2013	1Q 2012	∆ (%)
Crude Oil	524.3	493.4	6.3%
Natural Gas	102.7	87.3	17.6%
Total	627.0	580.7	8.0%

Local Purchase volume (MBOED)*	1Q 2013	1Q 2012	∆ (%)
Crude Oil	197.6	196.6	0.5%
Products	14.0	6.8	105.9%
Natural Gas	10.9	27.8	(60.8)%
Total	222.5	231.2	(3.8)%

Imports volume (MBD)	1Q 2013	1Q 2012	∆ (%)
Crude Oil			0.0%
Products	100.4	96.6	3.9%
Products	100.4	96.6	3.9%

	1Q 2013	1Q 2012	∆ (%)
Total available**	949.9	908.5	4.6%

* Purchase volume includes royalties from Ecopetrol and other companies (does not include gas royalties)

The highlights of the first quarter of the year were:

•	Increased purchases of refined products in Colombia, mainly of 1) naphtha diluent due to the higher production of heavy crudes, and 2) liquefied petroleum gas (LPG) once the Cusiana plant began operating.

•	Decreased purchases of gas in Colombia due to the lower availability of gas royalties given the implementation of a mandate agreement with the ANH in July 2012 by which Ecopetrol begun selling the royalties on its behalf without taking ownership of them. This agreement was signed as a result of the Decree 2100 of 2011.

•	Increased imports of the following products:

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o	Diesel with low sulpher content: to comply with quality standards in the Colombian market and supply the Colombian North East market.

o	Gasoline: to replenish Colombia´s strategic inventories which were depleted at the beginning of the year due to increased demand.

o	Diluent naphtha: requirement to transport heavy crude.

o	Petrochemicals: polyethylene and paraffin bases to meet trade agreements.

b.	Sales volume

The following is a summary of sales volume:

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (mboed)	1Q 2013	1Q 2012	∆ (%)
Crude Oil	22.9	8.2	179.3%
Natural Gas	59.9	57.5	4.2%
Gasoline	70.6	66.2	6.6%
Medium Distillates	111.1	108.1	2.8%
LPG and propane	14.2	16.3	(12.9)%
Fuel oil	1.9	2.3	(17.4)%
Industrial and Petrochemical	11.9	14.2	(16.2)%
Total Local Sales	292.5	272.8	7.2%

Export sales volume (mboed)	1Q 2013	1Q 2012	∆ (%)
Crude Oil	432.7	441.6	(2.0)%
Products	56.3	53.6	5.0%
Natural Gas	21.6	29.1	(25.8)%
Total Export Sales	510.7	524.2	(2.6)%

Sales to free trade zone (mboed)	1Q 2013	1Q 2012	∆ (%)
Crude Oil	76.0	68.6	10.8%
Products	3.0	2.9	3.4%
Natural Gas	3.2	2.0	60.0%
Total sales to free trade zone	82.2	73.5	11.8%

Total sales volume	885.4	870.5	1.7%

b.1) Market in Colombia (42% of first quarter 2013 total sales, 33% excluding sales to Free Trade Zones: Reficar and Celsia):

The increase in local sales volume in the first quarter 2013 is mainly the net result of:

1) Higher sales volume of the following products:

•	Crude oil: higher demand for blends in the marine fuel market.

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•	Natural gas: increased sales due to: 1) higher demand following of new clients in the thermal and industrial sectors, and 2) higher availability after the Cupiagua plant began operating in December of 2012.

•	Gasoline: higher wholesaler demand to increase their inventories.

•	Medium distillates: greater demand of diesel for 1) the generation of electricity and 2) supply the Norte de Santander province (lower availability along the border of the imported product).

2)	A decrease in local sales volume of the following products:

•	LPG and Propane: decreased demand caused by: 1) new supply of natural gas in rural areas, and 2) extension of the natural gas network in the provinces of Cauca and Valle.

•	Petrochemicals and industrial products: 1) asphalt sales fell due to lower demand, 2) decrease in aromatics sales due to less availability of products.

b.2) International market (58% of first quarter 2013 total sales, 67% including sales to Free Trade Zones: Reficar and Celsia):

The lower exported volume by Ecopetrol during the first quarter 2013 was mainly the result of:

•	Natural gas:

o	Lower availability of Guajira gas to export, which was used to meet the high thermal demand in Colombia.

•	Crude:

o	Decreased transport capacity in the Ocensa pipeline.

However, volume sales to Free Trade Zones were higher due to:

•	Higher gas sales to Free Trade Zones to meet the demand of a thermal sector client[2], as well as higher requirements from Reficar.

•	Increase in crude sales to Reficar.

The following is a summary of the main destinations of Ecopetrol crude and product exports (does not include natural gas exports to Venezuela nor volumes sold to Hocol and other third parties). Export volumes of crudes to the Far East, and of products to the Caribbean, increased during the first quarter of the year.

2 The thermal plant Celsia became a Free Trade Zone starting April 2012 (in 2011 it was booked as national sale)

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Export destinations - Crudes
Destination	1Q 2013	1Q 2012
U.S. Gulf Coast	41.8%	48.2%
Far East	36.0%	19.8%
Europe	7.6%	7.1%
Central America	6.6%	1.7%
South America	3.7%	6.0%
U.S. West Coast	2.2%	12.2%
U.S. Atlantic Coast	1.3%	4.3%
Caribbean	0.8%	0.7%
	100.0%	100.0%

Export destinations - Products
Destination	1Q 2013	1Q 2012
Caribbean	75.5%	40.1%
U.S. Atlantic Coast	16.3%	28.8%
Far East	6.9%	16.5%
Central America	1.3%	0.7%
U.S. West Coast	0.0%	0.3%
U.S. Gulf Coast	0.0%	13.6%
	100.0%	100.0%

c.	Crude and product prices

Prices	1Q 2013	1Q 2012	∆ (%)
WTI (average) (US$/Bl)	96.5	102.9	(6.2)%
Brent (average) (US$/Bl)	112.5	118.3	(4.9)%
Crude oil basket (US$/Bl)	102.7	111.9	(8.2)%
Crudes sold to free trade zone* (US$/Bl)	109.4	115.3	(5.1)%
Export products basket (US$/Bl)	93.5	106.4	(12.1)%
Products sold to free trade zone* (US$/Bl)	104.0	88.8	17.1%
Natural gas basket (US$/MMBTU)	5.9	5.8	1.7%
Gas sold to free trade zone* (US$/MMBTU)	5.8	5.7	1.8%

* Free trade zone = Reficar

Crude:

During the first quarter of 2013, the export basket price fell compared to the same period of 2012, in line with the trend of international crude benchmarks, driven by 1) uncertainty surrounding the economic recovery in Europe and 2) lower demand as a consequence of the more intense maintenance season of U.S. refineries.

During the first quarter of the year, the export basket of Ecopetrol crude was indexed to: Brent (62%), Maya (37%) and Platts USGC No. 6 of 3% (1%).

Products:

During the first quarter of 2013, the product export basket performed as follows:

•	USGC 3% Fuel Oil: prices fell as a result of 1) lower crude prices; and 2) higher availability of fuel oil resulting from the increased production of refineries in March, after the maintenance season.

•	Products for sale in Free Trade Zones: increased prices as a result of the higher propylene price index.

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Natural gas:

•	During the first quarter of 2013, the sales price of natural gas for Free Trade Zones and for export increased due to the higher price of the Guajira gas.

d.	Financial Results

Unconsolidated Income Statement
(COP$ Billion)	1Q 2013 *	1Q 2012	∆ (%)
Local Sales	4,728.4	4,596.8	2.9%
Export Sales	8,248.2	9,132.2	(9.7)%
Sales to free trade zone	1,409.5	1,347.6	4.6%
Sales of services	385.7	368.7	4.6%
Total Sales	14,771.8	15,445.3	(4.4)%
Variable Costs	6,623.3	6,436.4	2.9%
Fixed Costs	1,888.9	1,530.4	23.4%
Cost of Sales	8,512.2	7,966.8	6.8%
Gross profit	6,259.6	7,478.5	(16.3)%
Operating Expenses	591.7	659.8	(10.3)%
Operating Profit	5,667.9	6,818.7	(16.9)%
Non Operating Loss	(371.5)	(404.5)	(8.2)%
Income tax	1,800.8	2,071.1	(13.1)%
Net Income	3,495.6	4,343.1	(19.5)%

Earnings per share (COP$)	85.0	105.6	(19.5)%
EBITDA	6,949.3	8,036.6	(13.5)%
EBITDA Margin	47%	52%

* Not audited, for illustration purposes only

Some figures of 2012 were reclassified to be comparable with 2013

The explanation of the main variations in results is as follows:

Operating income in the first quarter of 2013 decreased 4.4% (-COP$ 674 billion) compared to the same period of 2012, mainly due to:

•	A reduction of 5.7% in average sales prices (-US$6.0/Bl): -COP$865 billion

•	Increase in:

o	Local sales volume of crude oil: (+14.8 mboed): +COP$93 billion.

o	Exports (sold at a higher exchange rate COP/US$): +COP$71 billion.

o	Sale of services (mainly industrial and transport): +COP$27 billion.

Cost of sales in the first quarter of 2013 grew by 6.8% compared to the same period of 2012, as a result of the increase in variable and fixed costs, explained below.

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•	Variable costs: 2.9% increase (+COP187 billion) due to:

o	A higher hydrocarbon transportation cost as a result of the implementation of the new profit center model with fees set by the Ministry of Mines and Energy for the Ocensa pipeline: +COP$218 billion

o	Higher imported volume of products to comply with diesel quality standards in Colombia and replenish gasoline strategic stocks : +COP$81 billion

o	Larger amortization and depletion costs of oil investments due to higher investment capitalizations and higher production: +COP$78 billion

•	Fixed costs: a growth of 23.4% (+COP$358 billion) as a result of:

o	Higher contracted services because of larger subsoil activity, water management and the increase of BSW[3] primarily at the Rubiales and Quifa fields: +COP$98 billion.

o	Increased maintenance to ensure integrity of the transport infrastructure (ongoing until year 2016) and of electro-submersible pumping systems in the Chichimene and Castilla fields: +COP$74 billion.

o	Higher recurrent costs from the recent tax reform by which gasoline, diesel and asphalt, previously taxed, are now exempt from value added tax (causing the VAT paid for those fuels to be non-deductible of income tax starting 2013): +COP$52 billion.

o	Higher labor costs due to: 1) the increase in headcount; 2) employee retention plan, and 3) the regular increase of salaries effective from July first of 2012: +COP$47 billion.

Operating expenses decreased by 10.3% (COP$68 billion) in the first quarter compared to the same period of 2012, principally due to:

•	The reduction in:

o	Provision expenses for pension liabilities: -COP$74 billion.

o	Exploratory expenditures: -COP$59 billion.

•	Increase in the cost of surveillance of the transportation systems and infrastructure: +COP$57 billion.

Operating margin for first quarter of 2013 was 38.4% compared to 44.1% for the same period of 2012.

The non-operating result decreased by 8.2% compared to the first quarter of 2012, mainly as a result of:

3 Bottom sediment and water: corresponds to the content of free water (not dissolved) and sediment (lime, sand) contained in crude.

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•	Positive effect of:

o	The lower expense from the exchange rate loss (due to the year-to-date devaluation of 3.6% vs. an accumulated revaluation of 7.8% in the first quarter of 2012) in the mark to market of foreign currency financial assets:+COP$409 billion

• Negative effect of:

o	Decline in financial results resulting from lower returns on bank deposits and higher interest expenses compared to the first quarter of last year: -COP$60 billion

o	Decrease in profits of the companies under the equity method: -COP$290 billion.

•	Reficar: a reduction of COP$235 billion (due to exchange rate losses)

•	Exploration and production: -COP$240 billion, mainly for the reduction in net income of Hocol (-COP$92 billion), Equion Energía Limited (-COP$84 billion) and a higher net loss of Ecopetrol America Inc. (-COP$29 billion).

•	Ocensa: +COP$174 billion due to higher revenues resulting from the implementation of the fees established by the Ministry of Mines and Energy.

Equity Method: Net income per segment
(COP$ billion)
	1Q 2013	1Q 2012
Exploration and Production	50.0	290.1
Refining	(128.0)	119.1
Transportation	216.0	18.6
Corporate	16.0	16.1
Total	154.0	444.0

The decrease in income tax expenditures in the first quarter of 2013 compared to the same period of 2012 was primarily due to the reduction in earnings before taxes of 13.1%.

The combined effect of lower prices and higher costs in the first quarter of 2013 compared to the same prior year period led to a 19.5% reduction in Ecopetrol’s net earnings that amounted to COP$3,496 billion.

EBITDA in the first quarter of 2013 was COP$6,949 billion, and EBITDA margin was 47.0%.

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e.	Segment Results

Quarterly Results by Segment COP$ Billion	E&P		Refining & Petrochem.		Transportation and Logistics
	1Q 13	1Q 12	1Q 13	1Q 12	1Q 13	1Q 12
Domestic Sales	2,081.8	2,595.6	4,537.9	4,498.1	643.7	637.5
International Sales	8,754.1	9,510.4	903.7	969.4	-	-
Total Sales	10,835.9	12,106.0	5,441.5	5,467.5	643.7	637.5
Operating Income/Loss	5,451.2	6,722.2	133.3	(100.2)	83.4	196.6
Operating Margin	50.3%	55.5%	2.4%	(1.8)%	13.0%	30.8%
Net Income/Loss	3,531.9	4,342.4	(157.2)	(86.4)	121.1	87.0
Net Margin	32.6%	35.9%	(2.9)%	(1.6)%	18.8%	13.6%
EBITDA	6,498.7	7,670.4	260.7	58.3	189.9	308.0
Ebitda Margin	60.0%	63.4%	4.8%	1.1%	29.5%	48.3%

Note: The report by segment is based on transfer prices among business units, using as reference export parity price.

Starting the first quarter of 2013 the Sales and Marketing segment was eliminated, due to the adverse effects in the margin trading (which was the rationale for this segment). Situations such as 1) changes in ANH´s royalty trading scheme and therefore in the agreement with this agency, 2) preference of the refinery to feed ANH´s crudes and third parties, among other, have lowered the profitability, currently making it of a narrow margin and therefore not being considered as a core business for the company. This activity could migrate to a simple model of trading services for the E&P and Refining segments.

Once eliminated, revenues and costs derived from the sale of refined products and crude and gas purchases were reallocated proportionately to the segments Refining and Petrochemicals and Exploration & Production. The 2012 figures were restated for comparison purposes.

Exploration and Production:

In first quarter 2013 net income decreased by 18.7% and EBITDA by 15.3% compared with the same period of last year, due to:

•	Less revenue as a result of the lower crude prices on the international market that generated a 7% fall in the average quarter price of the crude oil export basket: -COP$503 billion.

•	Higher costs of services on association contracts related to increased subsoil activity, water disposal and BSW increase in the Rubiales and Quifa fields: +COP$113 billion.

Refining and Petrochemical:

In the first quarter of 2103, EBITDA for the segment grew from COP$58 billion to COP$260 billion due to:

•	Higher gross refining margins.

•	Less maintenance allowing higher refinery throughput at higher margins.

Despite these good operating results, there was net loss of COP$157 billion in the quarter, due to the negative results of Reficar.

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Transportation and Logistics:

The net income of the segment was 39.1% higher than in the first quarter of 2012 because of higher volume transported resulting from increased production.

The segment’s operating results were 57% lower as a result of the higher costs generated by an acceleration of maintenance activities for ensuring integrity of the transport systems, activities which will continue until year 2016.

Net earnings were favorably affected by the non-operating result derived from better affiliate results in the segment, owing particularly to Ocensa, which began charging its services to clients at the fees approved by the Ministry of Mines and Energy, given the new profit center model for Transportation.

f.	Cash Flow

COP$ Billion	1Q 2013	1Q 2012	4Q 2012
Initial Cash	10,693.1	9,238.0	9,367.1
Cash generated from operations (+)	14,799.4	16,514.3	14,716.0
Cash used in operations (-)	(10,284.8)	(7,207.9)	(9,535.0)
Capex (-)	(2,980.9)	(1,338.8)	(4,096.4)
Acquisitions (-)	-	-	-
Dividend payments (-)	(3,915.4)	-	-
Equity offering (+)	-	121.1	-
New debt (+)	-	-	-
Other inflows (+/-)	173.1	604.0	250.8
Fx differences (+)	104.1	(565.9)	(9.4)
Final Cash	8,588.6	17,364.8	10,693.1

*For reporting purposes, balances in USD are estimated in COP$ on a monthly base using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter.

As of March 31, 2013, Ecopetrol had COP$8,589 billion in cash and portfolio investments (51% denominated in U.S. dollars).

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g.	Balance Sheet

Unconsolidated Balance Sheet
(COP$ Billion)	March 31, 2013	December 31, 2012	∆ (%)
Current Assets	17,479.8	17,910.1	(2.4)%
Long Term Assets	82,887.3	82,737.9	0.2%
Total Assets	100,367.1	100,648.0	(0.3)%
Current Liabilities	27,176.1	19,496.7	39.4%
Long Term Liabilities	16,046.8	15,892.8	1.0%
Total Liabilities	43,222.9	35,389.5	22.1%
Equity	57,144.2	65,258.5	(12.4)%
Total Liabilities and Shareholders´ Equity	100,367.1	100,648.0	(0.3)%

Debit Memorandum accounts	133,287.2	131,388.4
Credit Memorandum accounts	110,850.9	109,085.7

Some figures of 2012 were reclassified to be comparable with 2013

In the first quarter of 2013, total assets decreased by COP$281 billion mainly due to variations in current assets owing to a decreased cash surplus as a consequence of the payment of: 1) COP$3,915 billion of 2011 dividends paid to the Nation, and 2) the first income tax installment of 2012 amounting COP$1,583 billion.

At the end of March 2013, total liabilities accounted for 43.1% of total assets. The main variations occurred in current liabilities due to: 1) the recognition of the 2012 dividend obligation of COP$11,965 billion, 2) the COP$218 billion increase in the provision for tax obligations (income tax), which was COP$6,779 billion.

Financial obligations of COP$5,511 billion accounted for 5.4% of total assets and 12.7% of total liabilities.

Equity reached COP$57,144 billion in March 2013 compared to COP$65,258 billion at the end of 2012. The decrease was mainly due to the result of the accrual to accounts payable of the 2012 dividend in the amount of COP$11,965 billion, offset by the quarterly earnings of COP$3,496 billion.

h.	Risk rating

During the first quarter of 2013, two credit rating agencies revised Ecopetrol S.A. ratings:

•	Moody’s Investors Services: maintained its international rating of Baa2, with “stable” outlook. With this rating, Ecopetrol retains its investment grade status.

•	Fitch Ratings: maintained its international ratings in local and foreign currency at BBB and BBB-, respectively, while also upgrading the rating outlook from “stable” to “positive.” The improved rating outlook for Ecopetrol S.A. is consistent with the change in rating outlook assigned by the agency to the Republic of Colombia.

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The following are Ecopetrol S.A.’s risk ratings as of March 31, 2013.

Currency	Agency	Rating	Outlook	Latest update
	Fitch Ratings	BBB-	Positive	March 2013
Foreign	Moody´s	Baa2	Stable	January 2013
	Standard & Poor´s	BBB-	Positive	December 2012
Local	Fitch Ratings	BBB	Positive	March 2013

i.	Financing

Credit facility guaranteed by the U.S. EximBank:

Ecopetrol S.A. entered into a credit facility guaranteed by the U.S. EximBank that was being structured since the end of 2009. The four international lender banks are JP Morgan Chase Bank N.A., The Bank of Tokyo-Mitsubishi UFJ LTD, Mizuho Corporate Bank ltd., and Citibank N.A.

The facility consists of two parts, whose terms are governed by: (i) A Facility Agreement for US$420,442,800, amortized over 7 years at a rate of LIBOR + 0.65; and (ii) a Credit Agreement for US$426,616,323, amortized over 10 years at a rate of Libor + 0.90. The funds can only be disbursed abroad and used exclusively to pay for goods and services purchased from U.S. providers. Therefore, none of the foreign currency disbursed pursuant to these facilities will be entering in Colombia.

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II. Consolidated Financial Results4

Consolidated Income Statement
(COP$ Billion)	1Q 2013 *	1Q 2012	∆ (%)
Local Sales	5,738.1	5,358.0	7.1%
Export Sales	10,479.5	12,188.5	(14.0)%
Sales to free trade zone	-	-	0.0%
Sales of services	528.0	481.5	9.7%
Total Sales	16,745.6	18,028.0	(7.1)%
Variable Costs	7,593.4	7,825.1	(3.0)%
Fixed Costs	2,226.3	1,934.0	15.1%
Cost of Sales	9,819.7	9,759.1	0.6%
Gross profit	6,925.9	8,268.9	(16.2)%
Operating Expenses	822.7	902.8	(8.9)%
Operating Profit	6,103.2	7,366.1	(17.1)%
Non Operating Loss	(581.0)	(733.2)	(20.8)%
Income tax	1,994.8	2,245.2	(11.2)%
Minority interest	115.8	113.7	1.8%
Net Income	3,411.6	4,274.0	(20.2)%

EBITDA	7,378.6	8,734.0	(15.5)%
EBITDA Margin	44%	48%

* Not audited, for illustration purposes only

Some figures of 2012 were reclassified to be comparable with 2013

The highest individual contributions to total sales among subsidiaries in first quarter 2013 (without eliminations) came from the Cartagena Refinery (Reficar) with COP$1,938 billion, Hocol with COP$771 billion, Ocensa, COP$467 billion, Equión with COP$438 billion, and Propilco S.A. with COP$315 billion.

4 For purposes of consolidation of the first quarter of 2013, in addition to Ecopetrol’s results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”).

The consolidated financial statements for the first quarter of 2012 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited and Ecopetrol Global Capital SLU.

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The highest earnings were those of Ocensa with COP$174 billion, Hocol with COP$91 billion, ODL with COP$37 billion, Equión with COP$27 billion, and ODC with COP$21 billion. The highest net losses were reported by Reficar with COP$118 billion, Ecopetrol America Inc. with COP$51 billion, and Ecopetrol Oleo e Gas do Brasil with COP$21 billion.

Ecopetrol del Perú, Ecopetrol Oleo & Gas do Brasil, Ecopetrol América, Bioenergy, and Cenit have not yet reported earnings either because they are in the pre-operating stage or are carrying out exploratory activities that have not yielded production (with the exception of Ecopetrol América). Starting this year, affiliates from the transport sector are structured as profit centers, with a transportation fee approved by the Ministry of Mines and Energy and to be charged on barrels transported for both Ecopetrol and third parties.

By means of the equity participation method, Invercolsa generated earnings of COP$5.6 billion and Ecodiesel, COP$1.5 billion, while Serviport generated a loss of COP$0.1 billion.

EBITDA in the first quarter of 2013 was COP$7,379 billion, equivalent to an EBITDA margin of 44%. EBITDA was mainly affected by the decrease in operating income of some of the companies of the group.

Consolidated Balance Sheet
(COP$ Billion)	March 31, 2013	December 31, 2012	Δ (%)
Current Assets	23,009.8	22,883.6	0.6%
Long Term Assets	91,557.3	90,996.0	0.6%
Total Assets	114,567.1	113,879.6	0.6%
Current Liabilities	29,948.3	23,133.7	29.5%
Long Term Liabilities	25,348.3	23,402.8	8.3%
Total Liabilities	55,296.6	46,536.5	18.8%
Equity	56,543.8	64,740.9	(12.7)%
Minority interest	2,7u26.7	2,602.2	4.8%
Total Liabilities and Shareholders´ Equity	114,567.1	113,879.6	0.6%

Debit Memorandum accounts	145,010.6	144,971.4
Credit Memorandum accounts	115,079.2	115,482.1

Some figures of 2012 were reclassified to be comparable with 2013

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III. Operating Results

a.	Investment plan

Ecopetrol´s Capex:

Capex (US$ million)
Business Segment	1Q 2013	Allocation by segment
Exploration	50.5	3.5%
Production	700.5	48.2%
Refining and Petrochemicals	48.3	3.3%
Transportation	143.4	9.9%
Supply and Marketing	0.1	0.0%
Subsidiaries*	490.3	33.8%
Acquisitions	1.6	0.1%
Corporate	17.3	1.2%
Total	1,451.9	100.0%

* Ecopetrol S.A. investments in subsidiaries do not correspond to the total amount invested by these companies.

During the first quarter of 2013, US$1,451.9 million in investments were made, primarily in the following segments: 1) production (48.2%): construction of fluid management facilities in the Castilla and Rubiales fields, 2) contributions to affiliates and subsidiaries (33.8%): increased approvals of resources for the modernization project of the Cartagena refinery; and 3) transport (9.9%): investments in Oleoducto Bicentenario and San Fernando Monterrey projects.

b.	Exploration

Exploration in Colombia:

Ecopetrol S.A.:

Drilling in Colombia (A3/A2 and Stratigraphic) Ecopetrol S.A. 1Q 2013
Type of well	Number of wells	Hydrocarbon Presence		In evaluation	Dry
A3/A2	3	2	*	0	1
Stratigraphic	5	2	**	0	3
Total	8	4		0	4

*geological success, **evidence of hydrocarbons

Additionally, during the first quarter of 2013, three appraisal wells (A1) were drilled.

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The wells with hydrocarbon presence of Ecopetrol S.A. were the following in the first quarter of 2013:

Ecopetrol S.A.

Quarter	Type of well	Basin	Block	Well
1	A3/A2	Llanos	CPO10	Pastinaca 1
1	A3/A2	Llanos	CPO11	Venus 2
1	Stratigraphic	Llanos	CPO8	Segua 1
1	Stratigraphic	Llanos	Caño Sur	Circe 1

Hocol S.A.:

Drilling in Colombia (A3/A2 and Stratigraphic) Hocol S.A.
1Q 2013
Type of well	Number of wells	Hydrocarbon Presence		In evaluation	Dry
A3/A2	1	1	*	0	0
Stratigraphic	0	0		0	0
Total	1	1		0	0

*geological success

The well with hydrocarbon presence of Hocol S.A. was the following in the first quarter of 2013:

Hocol S.A.

Quarter	Type of well	Basin	Block	Well
1	A3/A2	VIM	SSJN1	Canario Sur 1

International exploration:

Ecopetrol America Inc. placed competitive bids for six blocks in the “Central Planning Area Lease Sale /227” round held in New Orleans. In this lease sale, Ecopetrol America Inc. partnered with Murphy Exploration and Production in two blocks; with Anadarko US Offshore Corporation, MCX Gulf of Mexico LLC and JX Nippon Oil Exploration (U.S.A) Limited in two blocks, and in two blocks the company has 100% interest.

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c.	Production

Production

Ecopetrol S.A. gross oil and gas production (mboed)	1Q 2013	1Q 2012	∆ (%)
Crude Oil	620.1	579.1	7.1%
Natural Gas*	124.4	108.4	14.8%
Total	744.5	687.5	8.3%

Hocol (mboed)	1Q 2013	1Q 2012	∆(%)
Crude Oil	21.5	28.5	(24.6)%
Natural Gas	0.0	0.5	(100.0)%
Total	21.5	29.0	(25.9)%

Savia (mboed)	1Q 2013	1Q 2012	∆(%)
Crude Oil	5.5	6.6	(16.7)%
Natural Gas	0.2	0.8	(75.0)%
Total	5.7	7.4	(23.0)%

Equion (mboed)	1Q 2013	1Q 2012	∆(%)
Crude Oil	11.0	10.6	3.8%
Natural Gas	6.5	6.6	(1.5)%
Total	17.5	17.2	1.7%

Ecopetrol America-K2 (mboed)	1Q 2013	1Q 2012	∆(%)
Crude Oil	1.4	2.1	(33.3)%
Natural Gas	0.2	0.2	0.0%
Total	1.6	2.3	(30.4)%

Ecopetrol including affiliates and subsidiares	1Q 2013	1Q 2012	∆(%)
Crude Oil	659.5	626.9	5.2%
Natural Gas	131.3	116.5	12.7%
Total Group's production	790.8	743.4	6.4%

 * Gas production includes white products

Production form subsidiaries and affiliates of Ecopetrol decreased due to the following:

•	Hocol: 1) expiration of the contracts and reversion to Ecopetrol of the Palermo, San Francisco and Balcon blocks. These reversions have a neutral effect given that the production is transferred from Hocol to Ecopetrol; and 2) declination of production in the Ocelote field.

•	Savia: declination of production in the San Pedro, Lobitos and Peña Negra fields.

•	Ecopetrol America Inc.: declination in production of the K2 block.

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Ecopetrol S.A. production:

Production per type of crude*
	1Q 2013	1Q 2012	Δ (%)
Light crudes	52.3	61.3	(14.7)%
Medium crudes	218.7	221.3	(1.2)%
Heavy crudes	349.1	296.5	17.7%
Total	620.1	579.1	7.1%

*Does not include subsidiary companies

During the first quarter of 2013, heavy crude accounted for 56% of total crude production, compared with 51% in the first quarter of 2012.

Production in main fields (interest of Ecopetrol)
mboed
100% ECP Assets	1Q 2013	1Q 2012	Δ (%)
Castilla	120,327	109,615	9.8%
Chichimene	54,200	42,655	27.1%
Casabe	23,740	21,709	9.4%
Assets in partnership
Rubiales	121,027	99,619	21.5%
Quifa	27,182	22,297	21.9%
La Cira-Infantas	23,203	20,394	13.8%
Piedemonte	22,359	21,200	5.5%

Lifting costs of Ecopetrol S.A.:

Lifting cost per barrel produced by Ecopetrol S.A. in the first quarter of 2013 was US$9.38 (based on the U.S. SEC methodology, which does not include royalties), US$0.24 per barrel more than in the first quarter of last year, which was the net result of:

•	Higher variable costs for management and disposal of water and for well workovers: +US$0.79 per barrel.

•	Higher costs from revaluation of the Colombian peso vs. the U.S. dollar: +US$0.05 per barrel.

•	Lower costs from higher production: -US$0.60 per barrel.

d.	Refining

d.1) Barrancabermeja Refinery:

	1Q 2013	1Q 2012	∆ (%)
Refinery runs* (mbod)	216.8	200.3	8.2%
Utilization factor (%)	79.9%	64.8%	23.3%
* Includes volumes loaded in the refinery, not total volumes received.

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Both the refinery’s throughput and utilization factor in the first quarter of 2013 increased given that lower volumes in the same quarter of 2012 due to repairs at a crude unit and at the bottom product distillation column. In the first quarter of the year, turnarounds were also carried out at the bottom product distillation column and its effect in throughput was less than that of last year.

The modernization project at the end of the first quarter of 2013 was 15.2% complete. Another milestone was the progress of the planning and construction activities prior to the turnaround scheduled for August during which a crude unit (U-250) is planned to undergo modernization.

The Industrial Services Master Plan reached a 67% progress at the end of the first quarter, with the reinstallation of a repowered turbo generator, which is expected to increase energy efficiency and availability of electricity at the Barrancabermeja Refinery. The new water plant was also placed in service and is expected to: 1) optimize consumption of chemicals and catalysts and electric power in water treating; and 2) reduce release into the industrial waste treatment plant.

Costs and margins of the Barrancabermeja Refinery:

The refinery’s operating cash cost for the first quarter of 2013 was US$6.30 per barrel, US$0.48 per barrel less than the same period of last year, which was the result of:

•	Lower costs associated with the higher throughput at the refinery: -US$0.45.

•	Lower turnarounds costs: - US$0.07

•	Revaluation of the Colombian peso vs. the U.S. dollar: +US$0.04.

	1Q 2013	1Q 2012	∆ (%)
Refining Margin (USD/bl)	15.6	6.6	136.4%

Gross refining margin in the first quarter of 2013 increased compared to the same period of last year as a result of: 1) lower transfer price used as benchmark for loaded crude (-US$8/bl), and 2) better international prices for gasoline and diesel, which accounted for 65% of total production, offsetting the drop in the price of fuel oil, which represented 27% of the production.

d.2) Reficar (Cartagena Refinery):

	1Q 2013	1Q 2012	∆ (%)
Refinery runs* (mbod)	75.7	73.6	2.9%
Utilization factor (%)	80.5%	50.8%	58.5%
* Includes volumes loaded in the refinery, not total volumes received.

In the first quarter of 2013, throughput increased compared to the same period of 2012 due to the impact of the decreased availability of light crude on throughput during the first quarter of 2012. The utilization factor increased in the first quarter of 2013 because of the turnaround at a catalytic cracking unit that took place during the first quarter of 2012.

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	1Q 2013	1Q 2012	∆ (%)
Refining Margin (USD/bl)	6.0	5.4	9.9%

Gross refining margin in the first quarter of 2013 increased compared to the same period of last year as a result of: 1) better prices in the international market of products such as gasoline and diesel; and 2) lower feedstock price.

As of March 31, 2013, the expansion and modernization project had advanced 79.4%. At the end of the first quarter the progress in each of the work streams was as follows:

Work Streams	Percentage
Detail engineering	99.9
Procurement	97.9
Module construction	100.0
Construction (began October 2011)	44.7

Weekly pace of construction doubled compared to 2012.

e.	Transportation

Transported volumes (mbod)	1Q 2013	1Q 2012	∆ (%)
Crude	941.0	907.7	3.7%
Refined Products	314.0	316.6	(0.8)%
Total	1,255.0	1,224.3	2.5%

Daily average volume transported during the first quarter of 2013 increased mainly due to higher volumes of heavy crude transported in Colombia´s oil pipeline systems.

The higher volumes transported can be attributed primarily to:

Capacity increases of the oil pipeline network and unloading facilities:

•	Apiay – Monterrey system: Pumping capacity from 210 to 250 mbod.

•	Vasconia - Coveñas (ODC) system: Pumping capacity from 210 to 240 mbod.

•	Coveñas – Cartagena system: Pumping capacity from 110 to 135 mbod.

•	Ayacucho unloading facility: Increase in capacity of 10 mbod.

Bicentenario Oil Pipeline:

The overall progress of the project was 65.9% as of March 31 of 2013 (includes the Araguaney – Banadía line and Coveñas stations and storage facilities). The process of filling the Araguaney - Banadía line is expected to begin in the second quarter of 2013, with a project progress of aprox. 76%.

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CENIT S.A.:

During the first quarter of 2013, details of the contracts, exhibits and procedures to be concluded between Cenit and Ecopetrol were agreed. The contracts were signed and went into effect April 1, 2013.

On April 1, 2013, the transfer of assets from Ecopetrol to Cenit in connection with hydrocarbons logistics and transport activity was completed. The total value of contributed assets amounted to COP$13.6 billion.

Transportation costs:

The barrel/kilometer transport cost for the first quarter of 2013 was COP$10.80/BKM, an increase of COP$2.23/BKM compared to the same period of last year (COP$8.57*/BKM), which was the result of:

•	Higher costs of COP$2.36/BKM from: 1) maintenance as a result of implementation of the integrity program and 2) higher depreciations from project capitalizations.

•	Lower costs of COP$0.13/BKM due to higher volumes transported.

* For the purpose of making the results comparable with each other, the OAM and ODC system barrel/kilometer costs for 2012 were omitted as they are not included in the calculation for 2013.

f.	Biofuels

Ecodiesel Colombia S.A.:

Biofuel production in the first quarter of 2013 was 27,151 tons, a 9% decline in production compared to the first quarter of the last year, due to an extended plant turnaround scheduled for January.

Bioenergy S.A.:

As of March 31, 2013, the Bioenergy Project reached 68.9% progress (70.6% in its industrial stream and 65.2% in its agricultural stream).

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IV. Organizational Consolidation and Corporate Governance

a.	Organizational consolidation

Health, Safety and Environment (HSE):

HSE*	1Q 2013	1Q 2012
Accident frequency index (accidents per million labor hours)	0.98	1.03
Environmental incidents	4	6

  * subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

Science and technology:

During first quarter of 2013, the Superintendence of Industry and Trade of Colombia granted Ecopetrol two patents for the following technologies: 1) “Sand removal system with dynamic flow”; and 2) “Dual system for removal of organic phenol and reduction of the toxicity of residual waters.”

Recognitions:

Ecopetrol won the MAKE Americas (Most Admired Knowledge Enterprises) award thanks to its visible strategy in Knowledge Management.

b.	Corporate governance

General Shareholder Meeting:

On March 21, 2013, the General Shareholder Meeting was held with the participation of more than 13,500 shareholders. The main approvals were: 1) the concept from external auditors, 2) appointment of Pricewaterhouse Coopers as external auditor for the fiscal year 2013, 3) approval of unconsolidated and consolidated financial statements as of December 31, 2012, 4) income distribution (dividend of COP$291 per share), and 5) election of the Board of Directors for the period 2013–2014, as follows:

Non-independent members:

•	Minister of Finance and Public Credit
•	Minister of Mines and Energy
•	Director of the National Planning Department

Independent members:

•	Fabio Echeverri Correa
•	Joaquin Moreno Uribe
•	Luis Carlos Villegas
•	Jorge Pinzón Sanchez
•	Amylkar Acosta Medina (representative of hydrocarbons producer provinces)
•	Roberto Steiner Sampedro (representative of the minority shareholders)

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V. Conference Calls

Ecopetrol’s management will hold two webcasts to review the first quarter of 2013 results:

Spanish	English

May 7, 2013	May 7, 2013
8:00 a.m. Bogota	9:00 a.m. Bogota
9:00 a.m. New York / Toronto	10:00 a.m. New York / Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the website 10 minutes beforehand in order to download the necessary software. A copy of the webcast will remain available for one year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net equity. Ecopetrol is the only Colombian vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its affiliates include the following companies: Andean Chemicals Limited, Bioenergy S.A, Bionergy Zona Franca S.A.S, Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S, COMAI, Ecopetrol América Inc, Ecopetrol del Perú S.A, Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Capital AG, Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U, Ecopetrol Pipelines International, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A, ODL S.A, Propilco, Oleoducto Bicentenario de Colombia S.A.S, Ocensa S.A, Oleoducto de Colombia, Refinería de Cartagena S.A, Santiago Oil Company y Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%), and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, in the New York Stock Exchange (NYSE) under the ticker EC, and the Toronto Stock Exchange (TSX) under the ticker ECP. The company has three business segments: 1) exploration and production, 2) transport, and 3) refining and petrochemicals.

For more information about Ecopetrol, please visit the website: www.ecopetrol.com.co

Forward-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimates for operating and financial results, and growth forecasts of Ecopetrol. These are projections, and, as such, are solely based on the expectations of management with regard to the company’s future and its continued access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Telephone: + 571-234-4329
E-mail: mauricio.tellez@ecopetrol.com.co

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VI. Additional Exhibits

Unaudited Income Statement

Ecopetrol S.A.

COP$ Million	1Q 2013*	1Q 2012	∆ (%)	4Q 2012
Income
Local Sales	4,728,449	4,596,783	2.9%	4,718,789
Export Sales	8,248,181	9,132,192	(9.7)%	8,550,306
Sales to free trade zone	1,409,533	1,347,609	4.6%	1,352,388
Sale of Services	385,650	368,719	4.6%	432,877
Total Income	14,771,813	15,445,303	(4.4)%	15,054,360
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,319,798	3,557,850	(6.7)%	3,366,750
Amortization and Depletion	806,166	728,286	10.7%	168,971
Imported products	1,935,257	1,854,002	4.4%	1,708,437
Hydrocarbon Transportation Services	730,967	512,507	42.6%	507,661
Inventories and other	(168,884)	(216,280)	(21.9)%	160,683

Fixed Costs
Depreciation	357,473	301,230	18.7%	359,221
Contracted Services	710,253	612,128	16.0%	993,196
Maintenance	294,026	220,495	33.3%	595,929
Labor Costs	289,281	242,134	19.5%	432,925
Other	237,861	154,427	54.0%	484,122
Total Cost of Sales	8,512,198	7,966,779	6.8%	8,777,895
Gross Profits	6,259,615	7,478,524	(16.3)%	6,276,465
Operating Expenses
Administration	155,319	151,092	2.8%	178,633
Selling expenses	367,272	380,339	(3.4)%	366,217
Exploration and Projects	69,068	128,414	(46.2)%	223,774
Operating Income/Loss	5,667,956	6,818,679	(16.9)%	5,507,841
Non Operating Income (expenses)
Financial Income	819,014	1,259,336	(35.0)%	812,008
Financial Expenses	(590,878)	(1,434,472)	(58.8)%	(656,530)
Interest expenses	(85,740)	(55,609)	54.2%	(121,419)
Non Financial Income	50,293	71,228	(29.4)%	197,352
Non Financial Expenses	(717,835)	(688,932)	4.2%	(623,196)
Results from Subsidiaries	153,679	443,964	(65.4)%	(244,620)

Income before income tax	5,296,489	6,414,194	(17.4)%	4,871,436
Provision for Income Tax	1,800,806	2,071,143	(13.1)%	1,164,666
Minority interest
Net Income	3,495,683	4,343,051	(19.5)%	3,706,770

EBITDA	6,949,280	8,036,583	(13.5)%	6,081,531
EBITDA MARGIN	47%	52%		40%
EARNINGS PER SHARE	$85.02	$105.63	(19.5)%	$90.15

* Not audited, for illustration purposes only

Some figures of 2012 were reclassified to be comparable with 2013

Note: For comparisons, in the first quarter of 2012 the hydrocarbon transportation cost was reclassified from operational cost to variable cost. Additionally, the following items: theft and attacks, provision for law suits, expenses in communities and results of previous years were reclassifies from non-operating to operating results.

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Unaudited Income Statement

Ecopetrol Consolidated

COP$ Million

	1Q 2013*	1Q 2012	∆ (%)	4Q 2012
Income
Local Sales	5,738,132	5,357,979	7.1%	6,000,703
Export Sales	10,479,493	12,188,453	(14.0)%	11,262,668
Sale of Services	528,003	481,491	9.7%	494,814
Total Income	16,745,628	18,027,923	(7.1)%	17,758,185
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	4,006,293	4,685,887	(14.5)%	4,321,417
Amortization and Depletion	937,110	899,870	4.1%	235,106
Imported products	2,545,075	2,401,767	6.0%	2,466,102
Hydrocarbon Transportation Services	294,235	247,760	18.8%	371,094
Inventories and other	(189,308)	(410,229)	(53.9)%	278,046

Fixed Costs
Depreciation	425,630	449,018	(5.2)%	472,135
Contracted Services	723,905	619,483	16.9%	1,010,351
Maintenance	370,026	298,294	24.0%	706,485
Labor Costs	309,644	259,716	19.2%	453,024
Other	397,111	307,509	29.1%	692,244
Total Cost of Sales	9,819,721	9,759,075	0.6%	11,006,004
Gross Profits	6,925,907	8,268,848	(16.2)%	6,752,181
Operating Expenses
Administration	224,431	254,768	(11.9)%	190,835
Selling expenses	445,827	417,833	6.7%	573,227
Exploration and Projects	152,417	230,199	(33.8)%	573,580
Operating Income/Loss	6,103,232	7,366,048	(17.1)%	5,414,539
Non Operating Income (expenses)
Financial Income	934,205	1,936,070	(51.7)%	849,442
Financial Expenses	(708,934)	(1,938,915)	(63.4)%	(636,347)
Interest expenses	(125,543)	(102,764)	22.2%	(166,354)
Non Financial Income	68,450	83,087	(17.6)%	197,523
Non Financial Expenses	(749,201)	(710,685)	5.4%	(711,622)

Income before income tax	5,522,209	6,632,841	(16.7)%	4,947,181
Provision for Income Tax	1,994,804	2,245,157	(11.2)%	1,282,826
Minority interest	115,780	113,742	1.8%	43,646
Net Income	3,411,625	4,273,942	(20.2)%	3,620,709

EBITDA	7,378,552	8,734,037	(15.5)%	6,055,489
EBITDA MARGIN	44%	48%		34%

Notes

*	According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Some figures of 2012 were reclassified to be comparable with 2013

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Balance Sheet
Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated
COP$ Million	March 31, 2013	December 31, 2012	∆ (%)	March 31, 2013	December 31, 2012	∆ (%)

Assets
Current Assets
Cash and cash equivalents	3,977,392	5,260,111	(24.4)%	7,182,508	7,940,690	(9.5)%
Investments	809,095	1,367,014	(40.8)%	982,591	1,371,559	(28.4)%
Accounts and notes receivable	5,275,217	4,512,756	16.9%	5,707,978	5,261,501	8.5%
Inventories	2,678,177	2,393,400	11.9%	3,089,401	2,806,282	10.1%
Other	4,739,881	4,376,821	8.3%	6,047,320	5,503,595	9.9%
Total Current Assets	17,479,762	17,910,102	(2.4)%	23,009,798	22,883,627	0.6%
Non Current Assets
Investments	19,175,950	18,651,177	2.8%	5,470,051	5,812,223	(5.9)%
Accounts and notes receivable	1,556,069	1,562,097	(0.4)%	476,940	503,451	(5.3)%
Property, plant and equipment, net	23,313,035	22,935,477	1.6%	38,470,775	37,134,955	3.6%
Natural and environmental properties, Net	15,384,606	15,694,807	(2.0)%	18,535,253	18,568,730	(0.2)%
Resources delivered to administration	331,109	323,665	2.3%	478,810	478,810	0.0%
Other	23,126,508	23,570,655	(1.9)%	28,125,434	28,497,782	(1.3)%
Total Non Current Assets	82,887,277	82,737,878	0.2%	91,557,263	90,995,951	0.6%
Total Assets	100,367,039	100,647,980	(0.3)%	114,567,061	113,879,578	0.6%

Liabilities and Equity
Current Liabilities
Financial obligations	452,262	454,363	(0.5)%	1,006,479	2,239,139	(55.1)%
Accounts payable and related parties	17,977,187	10,522,981	70.8%	18,392,393	10,905,375	68.7%
Estimated liabilities and provisions	1,124,508	1,134,858	(0.9)%	2,034,004	1,872,335	8.6%
Other	7,622,094	7,384,478	3.2%	8,515,393	8,116,877	4.9%
Total Current Liabilities	27,176,051	19,496,680	39.4%	29,948,269	23,133,726	29.5%
Long Term Liabilities
Financial obligations	5,059,176	5,021,256	0.8%	13,324,321	11,466,686	16.2%
Labor and pension plan obligations	4,160,086	4,063,881	2.4%	4,166,949	4,070,744	2.4%
Estimated liabilities and provisions	4,240,108	4,227,341	0.3%	4,398,072	4,376,004	0.5%
Other	2,587,464	2,580,310	0.3%	3,458,947	3,489,370	(0.9)%
Total Long Term Liabilities	16,046,834	15,892,788	1.0%	25,348,289	23,402,804	8.3%
Total Liabilities	43,222,885	35,389,468	22.1%	55,296,558	46,536,530	18.8%
Minority Interest				2 ,726,705	2,602,167	4.8%
Equity	57,144,154	65,258,512	(12.4)%	56,543,798	64,740,881	(12.7)%

Total Liabilities and Shareholders' Equity	100,367,039	100,647,980	(0.3)%	114,567,061	113,879,578	0.6%

Memorandum Debtor Accounts *	133,287,165	131,388,436		145,010,633	144,971,427
Memorandum Creditor Accounts *	110,850,885	109,085,670		115,079,205	115,482,125

Notes

*	Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet. Some figures of 2012 were reclassified to be comparable with 2013

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Unaudited Cash Flow Statement
Ecopetrol S.A.

COP$ million	1Q 2013 *	1Q 2012	∆ (%)	4Q 2012

Cash flow provided by operating activities:
Net income	3,495,682	4,343,051	(19.5)%	3,706,770
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,357,689	1,216,158	11.6%	885,315
Net provisions	11,069	84,441	(86.9)%	(195,940)
Disposal of property, plant and equipment	10,748	150	7,065.3%	-
Loss for disposal of property, plant and equipment	-	-	0.0%	-
Loss for disposal of natural and environmental resources	-	3,490	(100.0)%	30,701
Loss for disposal of other assets	-	-	0.0%	(78)
Income (loss) from equity method on affiliated companies	(153,678)	(443,964)	(65.4)%	244,620
Net changes in operating assets and liabilities:
Accounts and notes receivable	(1,251,110)	1,179,757	(206.0)%	(162,023)
Inventories	(370,693)	(232,729)	59.3%	(155,892)
Deferred and other assets	490,078	484,146	1.2%	(21,881)
Accounts payable and related parties	(502,656)	2,193,884	(122.9)%	77,336
Taxes payable	263,469	1,384,168	(81.0)%	1,334,531
Labor obligations	(27,062)	(42,360)	(36.1)%	16,543
Estimated liabilities and provisions	27,840	(75,299)	(137.0)%	(27,028)
Cash provided by operating activities	3,351,376	10,094,893	(66.8)%	5,732,974

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	2,300
Purchase of investment securities	(3,451,649)	(6,871,316)	(49.8)%	(6,808,670)
Redemption of investment securities	3,947,693	2,442,948	61.6%	5,327,087
Sale of property, plant and equipment	-	-	0.0%	-
Investment in natural and environmental resources	(468,116)	(542,001)	(13.6)%	(1,874,056)
Additions to property, plant and equipment	(750,147)	(1,191,579)	(37.0)%	(1,835,509)
Net cash generated by investing activities	(722,219)	(6,161,948)	(88.3)%	(5,188,848)

Cash flows from financing activities:
Financial obligations	(63,016)	(71,316)	(11.6)%	(188,164)
Capitalization	-	-	0.0%	-
Dividends	(3,848,860)	32,542	(11,927.4)%	-
Net cash used in financing activities	(3,911,876)	(38,774)	9,988.9%	(188,164)

Net increase (decrease) in cash and cash equivalents	(1,282,719)	3,894,171	(132.9)%	355,962
Cash and cash equivalents at the beginnig of the year	5,260,111	4,497,352	17.0%	4,904,149
Cash and cash equivalents at the end of the year	3,977,392	8,391,523	(52.6)%	5,260,111

NOTES:

* Not audited, for illustration purposes only.

Some figures of 2012 were reclassified to be comparable with 2013

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Unaudited Cash Flow Statement
Ecopetrol Consolidated

COP$ million	1Q 2013 *	1Q 2012	∆ (%)	4Q 2012

Cash flow provided by operating activities:
Net income	3,411,625	4,273,942	(20.2)%	3,620,709
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	115,780	113,742	1.8%	43,646
Depreciation, depletion and amortization	1,674,653	1,583,761	5.7%	1,132,071
Net provisions	16,270	128,594	(87.3%)	(186,376)
Disposal of property, plant and equipment	-	-	0.0%	-
Loss for disposal of property, plant and equipment	10,748	150	7,065.3%	-
Loss for disposal of natural and environmental resources	-	3,490	(100.0)%	34,113
Loss for disposal of other assets	-	-	0.0%	(3,490)
Income (loss) from equity method on affiliated companies	(5,955)	(21,924)	(72.8)%	(56,518)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(884,563)	(728,481)	21.4%	403,861
Inventories	(367,576)	(267,871)	37.2%	(70,573)
Deferred and other assets	490,709	299,003	64.1%	675,447
Accounts payable and related parties	(799,255)	2,365,608	(133.8)%	2,191,891
Taxes payable	200,846	981,473	(79.5)%	1,699,562
Labor obligations	(49,479)	(67,771)	(27.0)%	24,655
Estimated liabilities and provisions	272,022	601,262	(54.8)%	(256,773)
Cash provided by operating activities	4,085,825	9,264,978	(55.9)%	9,252,225

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	-
Purchase of investment securities	(3,451,649)	(6,871,316)	(49.8)%	(6,806,370)
Redemption of investment securities	4,371,961	2,474,274	76.7%	3,676,824
Sale of property, plant and equipment	-	-	0.0%	-
Investment in natural and environmental resources	(866,406)	(1,541,153)	(43.8)%	(1,703,918)
Additions to property, plant and equipment	(1,805,456)	(1,148,214)	57.2%	(4,698,201)
Net cash used in investing activities	(1,751,550)	(7,086,409)	(75.3)%	(9,531,665)

Cash flows financing activities:
Minority interest	8,758	(6,645)	(231.8)%	(65,687)
Financial obligations	747,645	1,601,207	(53.3)%	935,041
Capitalization	-	-	0.0%	-
Dividends	(3,848,860)	32,542	(11,927.4)%	-
Net cash used in financing activities	(3,092,457)	1,627,104	(290.1)%	869,354

Net increase (decrease) in cash and cash equivalents	(758,182)	3,805,673	(119.9)%	589,914
Cash and cash equivalents at the beginnig of the year	7,940,690	6,585,628	20.6%	7,350,776
Cash and cash equivalents at the end of the year	7,182,508	10,391,301	(30.9)%	7,940,690

Notes

*	According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Some figures of 2012 were reclassified to be comparable with 2013

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Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	1Q 2013 *	1Q 2012 *	∆ (%)	4Q 2012*
EBITDA CALCULATION
Operating income	5,667,956	6,818,679	(16.9)%	5,507,841
Plus: Depreciations, depletions and amortizations	1,281,324	1,217,904	5.2%	573,690
UNCONSOLIDATED EBITDA	6,949,280	8,036,583	(13.5)%	6,081,531

RECONCILIATION NET INCOME TO EBITDA
Net Income	3,495,682	4,343,051	(19.5)%	3,706,770
Depreciations, depletions and amortizations	1,281,324	1,217,904	5.2%	573,690
Financial income	(819,014)	(1,259,336)	35.0%	(812,008)
Financial expenses	676,618	1,490,081	(54.6)%	777,949
Non financial income	(50,293)	(71,228)	29.4%	(197,352)
Non financial expenses	717,835	688,932	4.2%	623,196
Results in subsidiaries	(153,678)	(443,964)	65.4%	244,620
Provision for income tax	1,800,806	2,071,143	(13.1)%	1,164,666
UNCONSOLIDATED EBITDA	6,949,280	8,036,583	(13.5)%	6,081,531

Ecopetrol Consolidated

COP$ Millions	1Q 2013 *	1Q 2012 *	∆ (%)	4Q 2012*
EBITDA CALCULATION
Operating income	6,103,232	7,366,048	(17.1)%	5,414,539
Plus: Depreciations, depletions and amortizations	1,505,558	1,602,576	(6.1)%	791,399
Minority interest	(230,238)	(234,587)	1.9%	(150,449)
CONSOLIDATED EBITDA	7,378,552	8,734,037	(15.5)%	6,055,489

RECONCILIATION NET INCOME TO EBITDA
Net income	3,411,625	4,273,942	(20.2)%	3,620,709
Depreciations, depletions and amortizations	1,505,558	1,602,576	(6.1)%	791,399
Financial income	(927,055)	(1,912,702)	51.5%	(794,125)
Financial expenses	834,477	2,040,235	(59.1)%	803,903
Non financial income	(75,600)	(106,455)	29.0%	(252,840)
Non financial expenses	749,201	712,129	5.2%	710,420
Minority interest on net income	115,780	113,742	1.8%	43,646
Provision for income taxes	1,994,804	2,245,157	(11.2)%	1,282,826
Minority interest on Ebitda	(230,238)	(234,587)	1.9%	(150,449)
CONSOLIDATED EBITDA	7,378,552	8,734,037	(15.5)%	6,055,489

* Not audited, for illustration purposes only

Some figures of 2012 were reclassified to be comparable with 2013

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VII. Subsidiaries Results

Note: The financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol

Income Statement

(COP$ Billion)	1Q 2013	1Q 2012
Local Sales	0.1	2.0
Export Sales	770.9	1,085.3
Sales of services	-	-
Total Sales	771.0	1,087.3
Variable Costs	516.6	706.7
Fixed Costs	88.8	101.0
Cost of Sales	605.4	807.7
Gross profit	165.6	279.6
Operating Expenses	22.6	38.7
Operating Profit	143.0	240.9
Profit/(Loss) before taxes	138.0	250.9
Income tax	46.6	64.0
Net Income/Loss	91.4	186.9

TOTAL EBITDA *	200.0	321.3
EBITDA margin	25.9%	29.6%
EBITDA to EC GROUP**	200.0	321.3

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

(COP$ Billion)	As of March 31, 2013	As of December 31, 2012
Current Assets	915.3	1,028.1
Long Term Assets	1,802.5	1,789.4
Total Assets	2,717.8	2,817.5
Current Liabilities	468.4	674.0
Long Term Liabilities	208.5	203.2
Deferred taxes	-	-
Total Liabilities	676.9	877.2
Equity	2,040.9	1,940.3
Total Liabilities and Shareholders´ Equity	2,717.8	2,817.5

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2.	Savia Perú

Income Statement

US$ million	1Q 2013	1Q 2012
Local Sales	-	-
Export Sales	88.3	122.1
Sales of services	-	-
Total Sales	88.3	122.1
Variable Costs	27.8	27.3
Fixed Costs	21.9	24.2
Cost of Sales	49.8	51.4
Gross profit	38.5	70.7
Operating Expenses	16.6	16.7
Operating Profit	21.9	53.9
Profit/(Loss) before taxes	21.9	53.9
Income tax	5.8	15.9
Employee profit sharing	-	-
Employee profit sharing	-	-
Deferred taxes	1.8	0.7
Minority interest	-	-
Net Income/Loss	14.4	37.3

TOTAL EBITDA *	43.6	77.7
EBITDA margin	49.4%	63.7%
EBITDA PARA GRUPO ECP**	21.8	38.9

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

US$ million	As of March 31, 2013	As of December 31, 2012
Current Assets	190.6	206.3
Long Term Assets	699.3	690.1
Total Assets	889.8	896.4
Current Liabilities	238.9	250.0
Long Term Liabilities	117.0	126.7
Deferred taxes	-	-
Total Liabilities	355.9	376.7
Equity	534.0	519.6
Total Liabilities and Shareholders´ Equity	889.8	896.4

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3.	Equión

Income Statement

(COP$ Billion)	1Q 2013	1Q 2012
Local Sales	48.4	55.3
Export Sales	389.7	507.5
Sales of services	-	-
Total Sales	438.1	562.8
Variable Costs	268.8	212.4
Fixed Costs	30.2	31.5
Cost of Sales	299.0	243.9
Gross profit	139.1	318.9
Operating Expenses	17.4	12.8
Operating Profit	121.7	306.1
Profit/(Loss) before taxes	143.0	323.6
Income tax	89.1	104.2
Employee profit sharing	-	-
Deferred taxes	-	-
Minority interest	-	-
Net Income/Loss	53.9	219.4

TOTAL EBITDA *	184.1	366.7
EBITDA margin	42.0%	65.2%
EBITDA to EC GROUP**	93.9	187.0

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of March 31, 2013	As of December 31, 2012
Current Assets	1,691.7	1,528.0
Long Term Assets	1,513.6	1,502.9
Total Assets	3,205.3	3,030.9
Current Liabilities	814.8	769.1
Long Term Liabilities	237.7	178.8
Deferred taxes	-	-
Total Liabilities	1,052.5	947.9
Equity	2,152.8	2,083.0
Total Liabilities and Shareholders´ Equity	3,205.3	3,030.9

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Refining and Petrochemical

1.	Propilco

Sales volume (tons)	1Q 2013	1Q 2012
Polypropylene	86,001	101,092
Polypropylene marketing for COMAI	2,854	2,796
Polyethylene marketing	3,908	2,803
Total	92,763	106,691

Income Statement

(COP$ Billion)	1Q 2013	1Q 2012
Local Sales	155.2	169.3
Export Sales	159.5	185.5
Sales of services	-	-
Total Sales	314.7	354.8
Variable Costs	269.1	293.8
Fixed Costs	28.0	27.5
Cost of Sales	297.1	321.3
Gross profit	17.6	33.5
Operating Expenses	25.5	27.9
Operating Profit	(7.9)	5.6
Profit/(Loss) before taxes	(6.6)	5.6
Income tax	0.7	2.0
Minority interest	-	-
Net Income/Loss	(7.3)	3.6

TOTAL EBITDA *	3.7	18.4
EBITDA margin	1.2%	5.2%
EBITDA to EC GROUP**	3.7	18.4

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of March 31, 2013	As of December 31, 2012
Current Assets	612.0	565.3
Long Term Assets	513.4	549.9
Total Assets	1,125.4	1,115.2
Current Liabilities	356.0	287.2
Long Term Liabilities	100.3	108.2
Total Liabilities	456.3	395.4
Equity	669.1	719.8
Total Liabilities and Shareholders´ Equity	1,125.4	1,115.2

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2.	Reficar

Sales Volume (mbd)	I. trim. 13	I. trim. 12
Local	49.5	41.7
International	51.6	56.7
Total	101.1	98.4

Income Statement

(COP$ Billion)	1Q 2013	1Q 2012
Local Sales	1,013.1	593.0
Export Sales	925.1	684.2
Sales of services	-	-
Total Sales	1,938.2	1,277.2
Variable Costs	1,896.4	1,244.5
Fixed Costs	61.0	45.3
Cost of Sales	1,957.4	1,289.8
Gross profit	(19.2)	(12.6)
Operating Expenses	59.1	57.6
Operating Profit	(78.3)	(70.2)
Non Operating income	21.7	248.4
Non Operating expenses	(60.7)	(60.5)
Profit/(Loss) before taxes	(117.3)	117.7
Income tax	0.6	0.8
Minority interest	-	-
Net Income/Loss	(117.9)	116.9

TOTAL EBITDA*	(57.8)	(51.80)
EBITDA margin	(3.0)%	(4.1)%
EBITDA to EC GROUP**	(57.8)	(51.8)

* EBITDA (COLGAAP) contribution to EC group

** Total EBITDA of the company under COLGAAP

Balance Sheet

COP$ Billion	As of March 31, 2013	As of December 31, 2012
Current Assets	1,826.7	1,669.0
Long Term Assets	10,005.7	9,232.3
Total Assets	11,832.4	10,901.3
Current Liabilities	2,317.1	1,768.3
Long Term Liabilities	7,224.8	6,724.5
Total Liabilities	9,541.9	8,492.8
Equity	2,290.5	2,408.5
Total Liabilities and Shareholders´ Equity	11,832.4	10,901.3

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Transport

1.	Ocensa

Transported volumes (thousand barrels per day)	1Q 2013	1Q 2012
Cusiana-Porvenir	197.8	159.7
Porvenir-Vasconia	606.2	596.2
Vasconia-Coveñas	410.2	406.3
Coveñas-Export Port	405.3	410.1

Income Statement

(COP$ Billion)	1Q 2013	1Q 2012
Sales of services	467.1	256.9
Total Sales	467.1	256.9
Variable Costs	-	-
Fixed Costs	313.5	313.5
Cost of Sales	91.5	184.9
Gross profit	375.6	72.0
Operating Expenses	16.1	22.8
Operating Profit	359.5	49.2
Profit/(Loss) before taxes	364.8	(3.5)
Income tax	126.4	1.4
Minority interest	-	-
Net Income/Loss	238.4	(4.9)

TOTAL EBITDA *	371.9	173.9
EBITDA margin	79.6%	67.7%
EBITDA to EC GROUP**	270.2	147.5

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of March 31, 2013	As of December 31, 2012
Current Assets	1,079.9	638.6
Long Term Assets	3,396.9	3,673.0
Total Assets	4,476.8	4,311.6
Current Liabilities	467.9	431.6
Long Term Liabilities	611.0	711.0
Total Liabilities	1,078.9	1,142.6
Equity	3,397.9	3,169.0
Total Liabilities and Shareholders´ Equity	4,476.8	4,311.6

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2.	ODL

	1Q 2013	1Q 2012
Transported volumes (mbod)	229.0	225.3

Income Statement

(COP$ Billion)	1Q 2013	1Q 2012
Sales of services	144.6	124.9
Total Sales	144.6	124.9
Variable Costs	19.2	12.8
Fixed Costs	54.2	56.0
Cost of Sales	73.4	68.8
Gross profit	71.2	56.1
Operating Expenses	0.4	4.9
Operating Profit	70.8	51.2
Profit/(Loss) before taxes	58.7	25.6
Income tax	2.3	0.2
Minority interest	-	-
Net Income/Loss	56.4	25.4

TOTAL EBITDA *	100.4	85.6
EBITDA margin	69.4%	68.6%
EBITDA to EC GROUP**	65.3	55.7

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of March 31, 2013	As of December 31, 2012
Current Assets	291.00	262.9
Long Term Assets	1,946.10	2,059.1
Total Assets	2,237.10	2,322.0
Current Liabilities	189.90	231.7
Long Term Liabilities	1,111.90	1,220.1
Total Liabilities	1,301.80	1,451.8
Equity	935.30	870.2
Total Liabilities and Shareholders´ Equity	2,237.1	2,322.0

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Biofuels

1.	Ecodiesel

Sales volume (mboed)	1Q 2013	1Q 2012
Biodiesel	2.1	2.2	*
Glycerin	0.2	0.2
Total	2.3	2.4

*corresponds to a biodiesel production of 2.4 mboed

Income Statement

(COP$ Billion)	1Q 2013	1Q 2012
Domestic sales	66.2	79.9
Sales of services	-	-
Total Sales	66.2	79.9
Variable Costs	55.5	69.0
Fixed Costs	-	-
Cost of Sales	55.5	69.0
Gross profit	10.7	10.9
Operating Expenses	2.2	8.8
Operating Profit	8.5	2.1
Profit/(Loss) before taxes	7.2	0.0
Income tax	0.3	-
Minority interest	-	-
Net Income	6.9	-

TOTAL EBITDA *	9.7	8.3
EBITDA margin	14.7%	10.4%
EBITDA PARA GRUPO ECP**	4.9	4.2

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of March 31, 2013	As of December 31, 2012
Current Assets	66.7	47.6
Long Term Assets	80.5	81.3
Total Assets	147.2	128.9
Current Liabilities	63.9	42.5
Long Term Liabilities	45.8	48.3
Total Liabilities	109.7	90.8
Equity	37.5	38.1
Total Liabilities and Shareholders´ Equity	147.2	128.9

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